

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 10, 2006

<u>via U.S. mail</u>
Mr. Remy Kozak
President, Chief Executive Officer and Principal
Executive Officer
Power Air Corporation
4777 Bennet Drive, Suite E
Livermore, CA 94551

> **Re:** **Power Air Corporation**
> **Registration Statement on Form SB-2**
> **Filed June 12, 2006**
> **File No. 333-134952**
> **Quarterly Report on Form 10-QSB**
> **For the Fiscal Quarter Ended March 31, 2006**
> **File No. 0-51256**

Dear Mr. Kozak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Shareholders, page 13</u>

1. Please identify in the selling shareholder table the natural persons who exercise voting and/or investment power over each of the entities listed. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999

supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

Changes in and Disagreements with Accountants, page 50

2.   The disclosure in this section appears to be in need of revision and clarification. Revise to clearly identify your current accountants and provide a concise history of the attempted change in accountants from Dale Matheson Carr-Hilton LaBonte Chartered Accountants to Armanino McKenna LLP. Clarify that for the period between the initial dismissal of Dale Matheson Carr-Hilton LaBonte Chartered Accountants through the December 12, 2005 reappointment, the company, as reported in its 8-K//A filed on December 13, 2006, in fact had failed to engage any other accountants. Finally, verify the correctness of your disclosure. In this regard, reference is made to a letter dated November 8, 2006 from your accountants that is attached as an exhibit to the Form 8-K/A dated November 8, 2005. Please revise your disclosure accordingly.

Independent Auditor's Report

3.   We note that your audit report was signed by an audit firm based in Vancouver, British Columbia, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section V.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm. Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted. We may have further comments.

Form 10-QSB

4.   We refer you to disclosure regarding internal controls and procedures in the Form 10-KSB and Form 10-QSB filed for the fiscal year ended September 30, 2005 and fiscal quarter ended December 31, 2005, respectively. In these reports, disclosure is made of the material weakness identified by your auditors and remedial actions that the company indicates it intended to pursue to address such weaknesses. We note that in the most recent Form 10-QSB filed, no reference is made to the material weakness and you disclose that no

changes occurred with respect to internal controls over financial reporting. Please advise us of any actions taken between the first and second fiscal quarter that resulted in a correction of the internal weaknesses referenced in prior periodic reports. We may have further comment.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>via facsimile</u>
       Carrie Potts, Esq.
       Thompson & Knight L.L.P.
       (512) 482-5055